

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 25, 2017

Ms. Betty Yip Ho
Chief Financial Officer
Phoenix New Media Ltd
Sinolight Plaza, Floor 16 No. 4 Qiyang Road
Wangjing, Chaoyang District,
Beijing 100102
People's Republic of China

Re: Phoenix New Media Ltd
Form 20-F for Fiscal Year Ended December 31, 2016
Filed April 28, 2017
File No. 001-35158

Dear Ms. Ho:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications